

Entity Profile Information

Viewed on October 16, 2024

NFA ID 0445200 MORGAN STANLEY BANK NA

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	04/26/2013

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	04/26/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/12/2012
SWAP DEALER PENDING	12/12/2012

Outstanding Requirements

Annual Due Date: 5/1/2025

No information available.

Disciplined Employee Summary



Business Information

Viewed on October 16, 2024

NFA ID 0445200 MORGAN STANLEY BANK NA

Name	**MORGAN STANLEY BANK NA**
Form of Organization	**US FEDERALLY CHARTERED BANK**
Federal EIN	**363707380**

Business Address

Street Address 1	**201 MAIN STREET, 5TH FLOOR**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone Number	**801-236-3600**
Fax Number	**801-236-3687**
Email	**Not provided**
Website/URL	**WWW.MORGANSTANLEY.COM**
CRD/IARD ID	**Not provided**



Other Names

MORGAN STANLEY BANK

DBA   **NOT IN USE**

MORGAN STANLEY DEAN WITTER BANK INC

DBA   **NOT IN USE**

MOUNTAINWEST FINANCIAL CORPORATION

DBA   **NOT IN USE**

SCFCILC INC

DBA   **NOT IN USE**



Location of Business Records

Street Address 1	**1585 BROADWAY**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10036**
Country	**UNITED STATES**



Principal Information

Individual Information

NFA ID	**0524106**
Name	**BURNS JR, JOHN JOSEPH**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-23-2019**

NFA ID	**0384217**
Name	**CRAPANZANO, SEBASTIAN J**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-23-2016**

NFA ID	**0362501**
Name	**GELFAND, JEFFREY ALLEN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-10-2020**

NFA ID	**0529421**
Name	**HOWE, NILOOFAR**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-09-2020**

NFA ID	**0457586**
Name	**JOHNSON, RICHARD JAMES**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-15-2019**

NFA ID	**0566150**
Name	**KAN, AMANDA**
TItle(s)	**CHIEF OPERATING OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-27-2024**

NFA ID	**0510907**
Name	**KRAUS, JEFFREY ALLAN**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-27-2021**

NFA ID	**0529419**
Name	**LINDENBAUM, BARRY**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-26-2022**

NFA ID	**0527593**
Name	**OLLE, LAURA NEWMAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-17-2020**

NFA ID	**0563711**
Name	**OWEIDA, SAMER OMAR**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-10-2024**

NFA ID	**0540079**
Name	**PIZZI, MICHAEL ANTHONY**
TItle(s)	**DIRECTOR**
	CHIEF EXECUTIVE OFFICER
10% or More Interest	**No**

Status	**APPROVED**
Effective Date	**07-06-2021**

NFA ID	**0527595**
Name	**ROBINSON, KENNETH BERNARD**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-21-2020**

NFA ID	**0547281**
Name	**RUSSO, DAVID SPENCER**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-23-2022**

NFA ID	**0551000**
Name	**RYAN, JOHN**
TItle(s)	**DIRECTOR** **PRESIDENT**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-23-2022**

NFA ID	**0527596**
Name	**SARGEANT, THOMAS JEFFREY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-17-2020**

NFA ID	**0488656**
Name	**WISDOM, PAIGE HELENE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-15-2015**

Holding Company Information

NFA ID	**0506001**
Full Name	**MORGAN STANLEY CAPITAL MANAGEMENT LLC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**08-04-2023**



Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

Country   **Regulator Name**

No Information Available



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

No

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

Viewed on October 16, 2024

NFA ID 0445200 MORGAN STANLEY BANK NA

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?
No



Registration Contact Information

First Name	**CHERYL**
Last Name	**HICKMAN**
Title	**VICE PRESIDENT**
Street Address 1	**100 SOUTH CHARLES STREET**
Street Address 2	**4TH FLOOR**
City	**BALTIMORE**
State (United States only)	**MARYLAND**
Zip/Postal Code	**21201**
Country	**UNITED STATES**
Phone	**667-312-4062**
Email	**CHERYL.HICKMAN@MORGANSTANLEY.COM**



Enforcement/Compliance Communication Contact Information

Viewed on October 16, 2024

NFA ID 0445200 MORGAN STANLEY BANK NA

First Name	**CHERYL**
Last Name	**HICKMAN**
Title	**VICE PRESIDENT**
Street Address 1	**100 SOUTH CHARLES STREET**
Street Address 2	**4TH FLOOR**
City	**BALTIMORE**
State (United States only)	**MARYLAND**
Zip/Postal Code	**21201**
Country	**UNITED STATES**
Phone	**667-312-4062**
Email	**CHERYL.HICKMAN@MORGANSTANLEY.COM**

First Name	**KYLE**
Last Name	**OSMERA**
Title	**EXECUTIVE DIRECTOR**
Street Address 1	**1633 BROADWAY**
Street Address 2	**29TH FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10020**
Country	**UNITED STATES**
Phone	**212-537-2096**
Fax	**212-507-4862**
Email	**REGULATORYINQUIRIES@MORGANSTANLEY.COM**



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE SECURITIES AND EXCHANGE COMMISSION
THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY



Membership Contact Information

Viewed on October 16, 2024

NFA ID 0445200 MORGAN STANLEY BANK NA

Membership Contact

First Name	**CHERYL**
Last Name	**HICKMAN**
Title	**VICE PRESIDENT**
Street Address 1	**100 SOUTH CHARLES STREET**
Street Address 2	**4TH FLOOR**
City	**BALTIMORE**
State (United States only)	**MARYLAND**
Zip/Postal Code	**21201**
Country	**UNITED STATES**
Phone	**667-312-4062**
Email	**CHERYL.HICKMAN@MORGANSTANLEY.COM**

Accounting Contact

First Name	**ELAINE**
Last Name	**ZHENG**
Title	**VICE PRESIDENT**
Street Address 1	**1633 BROADWAY**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212 537-2524**
Email	**ELAINE.ZHENG@MORGANSTANLEY.COM**

Arbitration Contact

First Name	**TERESA**
Last Name	**BRADY**
Title	**EXECUTIVE DIRECTOR**
Street Address 1	**1633 BROADWAY**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212 537-2946**
Fax	**212-507-4156**
Email	**TERESA.BRADY@MORGANSTANLEY.COM**

Compliance Contact

First Name	**KYLE**
Last Name	**OSMERA**
Title	**EXECUTIVE DIRECTOR**
Street Address 1	**1633 BROADWAY**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**1 212 537-2096**
Fax	**1 212 507-4862**
Email	**REGULATORYINQUIRIES@MORGANSTANLEY.COM**

Chief Compliance Officer Contact

First Name	**JOHN**
Last Name	**BURNS JR**
Title	**MANAGING DIRECTOR**
Street Address 1	**2000 WESTCHESTER AVENUE**
Street Address 2	**1ST FLOOR**
City	**PURCHASE**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10577**
Country	**UNITED STATES**
Phone	**914-225-1445**
Fax	**212 507-6288**
Email	**JOHN.BURNS@MORGANSTANLEY.COM**